

Star Equity Holdings

A Diversified Holding Company with a Private Equity Strategy

Common Stock:
Nasdaq: STRR

Series A 10% Preferred Stock:
Nasdaq: STRRP

Growing shareholder value through excellence in operations and disciplined capital allocation

Investor Presentation
September 2021



Healthcare



Construction



Investments

Forward-looking Statements

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this presentation that are not statements of historical fact are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking Statements include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to acquisitions and related integration, development of commercially viable products, novel technologies, and modern applicable services, (ii) projections of income (including income/loss), EBITDA, earnings (including earnings/loss) per share, free cash flow (FCF), capital expenditures, cost reductions, capital structure or other financial items, (iii) the future financial performance of Star Equity Holdings, Inc. ("Star Equity," "STRR" or the "Company") or acquisition targets and (iv) the assumptions underlying or relating to any statement described above. Moreover, forward-looking statements necessarily involve assumptions on the Company's part. These forward-looking statements generally are identified by the words "believe", "expect", "anticipate", "estimate", "project", "intend", "plan", "should", "may", "will", "would", "will be", "will continue" or similar expressions. Such forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company's current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described above as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation, the substantial amount of debt of the Company and the Company's ability to repay or refinance it or incur additional debt in the future; the Company's need for a significant amount of cash to service and repay the debt and to pay dividends on the Company Preferred Stock; the restrictions contained in the debt agreements that limit the discretion of management in operating the business; the length of time associated with servicing customers; losses of significant contracts; disruptions in the relationship with third party vendors; accounts receivable turnover; insufficient cash flows and resulting illiquidity; the Company's inability to expand the Company's business; unfavorable changes in the extensive governmental legislation and regulations governing healthcare providers and the provision of healthcare services and the competitive impact of such changes (including unfavorable changes to reimbursement policies); high costs of regulatory compliance; the liability and compliance costs regarding environmental regulations; the underlying condition of the technology support industry; the lack of product diversification; development and introduction of new technologies and intense competition in the healthcare industry; existing or increased competition; risks to the price and volatility of the Company's Common Stock and Preferred Stock; stock volatility and illiquidity; risks to preferred stockholders of not receiving dividends and risks to the Company's ability to pursue growth opportunities if the Company pays dividends according to the terms of the Company Preferred Stock; the Company's ability to execute on its business strategy (including any cost reduction plans); the Company's failure to realize expected benefits of restructuring and cost-cutting actions; the Company's ability to preserve and monetize its net operating losses; risks associated with the Company's possible pursuit of acquisitions; the Company's ability to consummate successful acquisitions and execute related integration, including to successfully integrate ATRM's operations and realize the synergies from the acquisition, as well as factors related to the Company's various businesses, including economic and financial market conditions generally and economic conditions in the Company's markets; failure to keep pace with evolving technologies and difficulties integrating technologies; system failures; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; and the continued demand for and market acceptance of the Company's services. For a detailed discussion of cautionary statements and risks that may affect the Company's future results of operations and financial results, please refer to the Company's filings with the Securities and Exchange Commission, including, but not limited to, the risk factors in the Company's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. This presentation reflects management's views as of the date presented. All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Non-GAAP Financial Measures: The information provided herein includes certain non-GAAP financial measures. These non-GAAP financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of the Company. The non-GAAP adjusted EBITDA financial measures used by the Company are intended to provide an enhanced understanding of our underlying operational measures to manage the Company's business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Certain items are excluded from these non-GAAP financial measures to provide additional comparability measures from period to period. These non-GAAP financial measures will not be defined in the same manner by all companies and may not be comparable to other companies. Specifically, this presentation presents the non-GAAP financial measures "Adjusted EBITDA" (defined as "earnings before interest, taxes, depreciation, amortization adjusted for stock-based compensation and other one-time transaction costs such as merger and acquisitions, financing and etc.") and "Free Cash Flow" (defined as "net cash from operating activities excludes expenditures on purchases of property and equipment, net of dispositions"). The most directly comparable measures for these non-GAAP financial measures are net income and diluted net income per share. All future figures based on guidance after conversion into a diversified holding company.

About Star Equity Holdings (Nasdaq: STRR; STRRP)



- Diversified holding company with a private equity strategy
- Business divisions are operated by local management; corporate HQ functions like a PE firm
- Recently closed sale of non-continuing healthcare businesses for over $20 million
- Current growth plans now fully funded
- Tax-efficient Series A 10% Preferred Stock (non-convertible) issued Sept. 2019 in an acquisition

Common Stock:
(Nasdaq: STRR)
5.1 million shares as of 06/30/21

Series A Preferred Stock:
(Nasdaq: STRRP)
1.92 million shares as of 6/30/21
10% annual cash dividend

Star Equity currently has three divisions:

HEALTHCARE		CONSTRUCTION		INVESTMENTS	
Across the USA		*Maine/New England*	*Minneapolis-area*		
Diagnostic Imaging	**Diagnostic Services**	**KBS**	**EBGL**	**Real Estate**	**Investments**
Designs, manufactures, and sells proprietary mobile imaging cameras for hospitals and physicians Services existing installed base	Offers mobile imaging services to medical providers in their facilities	Designs and manufactures modular housing units Designs and manufactures wall panels Commercial and residential projects	Designs and manufactures wall panels and engineered wood products Distributes building materials and operates a professional lumber yard and showroom Commercial and residential projects	Owns, manages, and finances real estate assets of Star Equity's operating companies	Strategic investments in potential acquisition targets or JVs for Star Equity

Investment Highlights



Benefits of Our Holding Company Structure

- **Enhanced revenue, cash flow, and earnings growth** due to stronger operations, cost savings, better funding, and other efficiencies

- Optimized and disciplined capital allocation will **maximize returns** over the long term

- **Operating CEOs focused on operations and growth,** not distracted by corporate functions

- **Platform for future bolt-on acquisitions** for existing operating companies, **acquisitions of new verticals,** and other **growth opportunities**

2020 Financial Summary (vs. 2019) [1]

$78.2M
Revenue
+7.2%

$14.0M
Gross Profit
-18.5%

-$0.6M
Adjusted EBITDA[2]
vs. $3.6M

$94.9M
NOL[3]
@ 12/31/2020

---

(1) During the fourth quarter of 2020, Star Equity entered into a Stock Purchase Agreement to sell DMS Health Technologies, Inc. ("DMS Health"), a portion of our healthcare business which operated the Company's Mobile Healthcare segment, for $18.75 million. The sale of DMS Health closed on March 31, 2021. Related financial and operational data for the Mobile Healthcare business were classified as discontinued operations for all reporting periods ending of December 31, 2020 and 2019. The results presented here relate to continuing operations, which encompass Digirad Health (Diagnostic Services and Diagnostic Imaging), Star Modular Construction, and Star Investments and discontinued operations, which consists of Mobile Healthcare. Mobile Healthcare's assets and liabilities are reported as "Assets held for sale" and "Liabilities held for sale" on the balance sheet as of December 31, 2020 and 2019.
(2) This presentation presents non-GAAP financial measures. Reconciliations for these measures can be found in the appendix to this presentation.
(3) Net operating loss carryforward can be generally used to offset US taxable income.

Our Differentiated Corporate Strategy and Structure

Star Equity Holdings

Similar to Private Equity with Key Distinctions

1 Looking for accretive bolt-ons and/or new verticals

2 Willing and able to pursue both public and private acquisition targets

3 Flexible deal structuring: able to use mix of cash, debt, common, preferred

4 Open-ended investment time horizon allows for flexible holding periods

5 Long-term relationship/ partnership mentality rather than transactional

6 Investment partners — Star Equity shareholders — do not pay any fees and have instant liquidity

Business Divisions and Corporate Structure

OPERATING CEOs

- Manage Operating Businesses
- Develop Organic Growth Opportunities
- Pursue Bolt-on Acquisitions

CURRENT OPERATING BUSINESSES

Healthcare

Construction

(bolt-on acquisitions to expand existing divisions)

FUTURE OPERATING BUSINESSES

Future Acquisition 1

Future Acquisition 2

Future Acquisition 3

(future acquisitions to create new business divisions)

CORP-LEVEL MANAGEMENT

Executive Chairman (Jeff Eberwein)
COO/CFO (David Noble)
Finance, Accounting, Legal Personnel

- Capital Allocation
- Strategic Leadership
- Assist Operating Management Teams
- Restructurings & Turnarounds
- Mergers, Acquisitions, & Dispositions
- Bank Relationships
- Capital Markets
- Investor Relations
- Financial Reporting, FP&A
- Manage Investments Division

Investments

Business Divisions: Healthcare

Star Equity Holdings


Digirad

Digirad Health

Healthcare

Digirad Health

Across the USA

Diagnostic Imaging	**Diagnostic Services**
Designs, manufactures, and sells proprietary solid-state imaging cameras for hospitals and physicians Services existing installed base	Offers mobile imaging services to medical providers in their facilities

Making Healthcare Convenient. **As Needed. When Needed. Where Needed.**

Digirad Health: Diagnostic Imaging

Star Equity Holdings

Designs, manufactures, and sells proprietary solid-state cameras under the Digirad brand name with unmatched imaging and flexibility; Services the existing installed base *



SUPERIOR
- Image quality
- Greater flexibility
- Smaller footprint
- Fast imaging acquisition times



NATION-WIDE FIELD SERVICE
Engineers provide flexible support for Digirad and non-Digirad models
- Remote Support
- Onsite Service
- Applications Support
- Preventative Maintenance
- Parts Support



FLEXIBLE SOLUTION
Customers: Physicians and Hospitals
Location: their offices, satellite clinics, healthcare facilities, and hospitals
Convenient: As needed, where needed, when needed



Digirad cameras

Ergo™



Cardius® X-ACT+



Cardius® 2 XPO



Cardius® 3 XPO

Website: https://www.digirad.com/cameras/

* Over the last 20 years, Digirad has manufactured approximately 1,000 imaging cameras

Digirad Health: Diagnostic Services

Offers mobile imaging services to medical providers on-site at their facilities as an alternative to purchasing equipment themselves or outsourcing procedures to other providers

Mainly Digirad cameras

 **SOLUTIONS / EQUIPMENT**
Provides turnkey, diagnostic solutions to hospitals and healthcare systems; offers a variety of solid-state imaging cameras (fixed-site and mobile systems)

 **STAFF**
Offers highly-skilled, trained, and certified nuclear medicine technologists and cardiac stress technicians



 **MAINTENANCE**
Services all major brands of nuclear gamma cameras

 **LICENSING**
Extensive portfolio of existing licenses and certifications

 **SUPPLIES**
Wide range of nuclear imaging supplies and radiopharmaceuticals

 **ACCREDITATION**
Assists clients with accreditation process





Website: https://www.digirad.com/diagnostic-services/

Healthcare: Financial Summary *



Revenue ($ in millions)

$61.6	$49.2	$23.1**	$28.2**
FY 2019	FY 2020	H1 2020	H1 2021



Gross Profit ($ in millions)

$15.4	$10.2	$5.1**	$6.0**
FY 2019	FY 2020	H1 2020	H1 2021

* During the fourth quarter of 2020, Star Equity entered into a Stock Purchase Agreement to sell DMS Health a portion of our healthcare business which operated the Company's Mobile Healthcare segment, for $18.75 million. The sale of DMS Health closed on March 31, 2021. Related financial and operational data for the Mobile Healthcare business were classified as discontinued operations for all reporting periods ending of December 31, 2020 and 2019. The results presented here relate to continuing operations, which encompass Digirad Health (Diagnostic Services and Diagnostic Imaging), Star Modular Construction, and Star Investments and discontinued operations, which consists of Mobile Healthcare. Mobile Healthcare's assets and liabilities were reported as "Assets held for sale" and "Liabilities held for sale" on the balance sheet as of December 31, 2020 and 2019.

** Unaudited

Business Divisions: Construction



Star Modular Construction

Construction

Star Modular Construction

Maine/New England

KBS Builders

- Designs and manufactures custom, modular housing units for single-family and multi-family projects
- Rapidly expanding presence in commercial-scale projects in the Greater Boston Area
- Designs and manufactures structural wall panels for commercial-scale, multi-family projects
- Owns largest production capacity of any modular manufacturer in New England

Minneapolis-area

EBGL

- Designs and manufactures structural wall panels for commercial-scale, multi-family projects
- Designs and manufactures engineered wood products for single family homes and residential developments
- Distributes building materials and operates a professional lumber yard and showroom

Construction: KBS Builders

**Star** Equity Holdings

Maine-based designer and manufacturer of modular housing units and wall panels

 **MODULAR UNITS**
- Residential homes and town houses
- Apartment buildings and condos
- Multi-story commercial/office buildings
- Other commercial applications, hospitals, schools, etc.

 **BENEFITS OF MODULAR**
- Shorter construction period
- Significantly lower labor costs
- Design flexibility
- High quality control

 
 


Website: www.kbsbuildersinc.com/

 **3 MANUFACTURING PLANTS**
Two operated by KBS
South Paris, Maine: approx. 90,000 sq. ft.; capacity of 500-600 modular units per year
Oxford, Maine: approx. 90,000 sq. ft.; partially re-opened in Sept. 2020 to manufacture wall panels; capacity of 400-500 modular units per year

One sub-leased to 3rd party, but pending sale
Waterford, Maine: approx. 60,000 sq. ft.; entered into an agreement on 6/9/21 to sell this facility for $1.2 million; expected to close in Q3 2021

 **GEOGRAPHIC FOOTPRINT**
Expanding universe of single and multi- family homebuilders and commercial contractors and developers across New England

❖ **Average selling price now exceeds $50,000/unit**
❖ **Potential sales pipeline now exceeds $50 million**



❖ **Goal: Produce 15 to 20 units per week (750-1000 modular units per year) in the near term, up from recent run rate of 7 to 8 per week (pre-acquisition run rate was 3 to 4 per week)**

Construction: KBS Builders - Key 2020 Wins

Size	$6.7 Million	$2 Million
Client	Tocci Building Corporation	Martin Realty
Scope	3-phase contract to manufacture 124 building modules creating 28 single-family and townhouse units for the U.S. Army Natick Soldier Systems Center in Natick, MA	Manufacture of 58 building modules to be used for the construction of 32 housing units to renovate and expand an existing mixed-use building for military veterans in downtown Quincy, MA
Plant	South Paris, ME	South Paris, ME
Delivery timing	Deliveries for Phase 1, Phase 2, and Phase 3 have been completed	Manufacturing commenced in June 2020 and deliveries have been completed

Construction: EBGL

Two facilities, but managed together

EDGEBUILDER:

- Operates a **34,000 sq. ft.** leased wall panel and wood products manufacturing plant in **Prescott, WI**
- Services the **Midwest Area**
- Clients: **commercial** contractors

 **PRODUCTS**
Wall panels, permanent wood foundations, and engineered wood products

 **SERVICES**
Sustainable green building practices, quality structural components, advanced design solutions

 **BENEFITS**
Reduced building time, overhead & labor costs, defects, site thefts, and delays; customization and environmentally conscious materials





Website: https://edgebuilderwallpanels.com/

GLENBROOK:

- Operates a **30,000 sq. ft.** leased professional lumber yard and showroom in **Oakdale, MN**
- Services the upper Midwest states of **WI, IA, MN, ND, and SD**
- Clients: **commercial and residential** contractors

 **PRODUCTS**
Raw lumber, drywall, doors, windows, kitchen and bathroom cabinets, and utility sheds

 **SERVICES**
Roofing, millwork, and customized design

 **SYNERGIES**
Using excess capacity at KBS for wall panel manufacturing needs based on EdgeBuilder's expertise and experience





Website: https://glenbrooklumber.com/

Construction: Financial Summary*



Revenue
($ in millions)

FY 2019: $11.3 *
FY 2020: $28.9
H1 2020: $10.5**
H1 2021: $20.0**



Gross Profit
($ in millions)

FY 2019: $2.0*
FY 2020: $4.1
H1 2020: $1.5**
H1 2021: -$1.3**

* Star Modular Construction was established on September 10, 2019 with the acquisition of ATRM. Financial results for the 2019 reporting period include financial and operational data of this division starting September 10, 2019
** Unaudited.

Business Divisions: Investments


KBS

Star Investments

Investments

Star Equity Holdings

Star Investments

Real Estate	Investments
• Owns and manages the real estate assets of Star Equity's operating companies • Negotiates standalone financing to optimize financial leverage and cost of capital	• Strategic investments in potential acquisition targets or JVs for Star Equity

Star Real Estate



Formed in April 2019 with two purchase and leased back transactions:

Star Real Estate Holdings USA, Inc. ("SRE")

- Acquired and manages three manufacturing plants in Maine; two plants were purchased from KBS and a third from a private company
- All involved in the construction of modular buildings for residential, multi-family, and commercial projects



 **SIGNIFICANT STRATEGIC VALUE & UPSIDE POTENTIAL**

- Three plants are within 15 miles of each other – the **largest modular manufacturing footprint in New England**
  - One plant is running at full capacity, but could be debottlenecked / expanded
  - One plant partially re-opened in September 2020
  - One is sublet to a local company, but it is expected to be sold in Q3 2021 for $1.2 million
- Plenty of **available capacity to handle increased demand**

 **STRATEGY**

- Future **acquisition targets could have underappreciated** real estate assets that could be placed into SRE
- SRE has raised its own debt and is self-funded
- Optimizes financial leverage and cost of capital

Financial Highlights and Growth Initiatives

Star Equity Holdings

Growing

SHAREHOLDER VALUE

through

EXCELLENCE IN OPERATIONS AND DISCIPLINED CAPITAL ALLOCATION



Financial Highlights *





* During the fourth quarter of 2020, Star Equity entered into a Stock Purchase Agreement to sell DMS Health, a portion of our healthcare business which operated the Company's Mobile Healthcare segment, for $18.75 million. The sale of DMS Health closed on March 31, 2021. Related financial and operational data for the Mobile Healthcare business were classified as discontinued operations for all reporting periods ending of December 31, 2020 and 2019. The results presented here relate to continuing operations, which encompass Digirad Health (Diagnostic Services and Diagnostic Imaging), Star Modular Construction, and Star Investments and discontinued operations, which consists of Mobile Healthcare. Mobile Healthcare's assets and liabilities were reported as "Assets held for sale" and "Liabilities held for sale" on the balance sheet as of December 31, 2020 and 2019.

** Unaudited
*** Total revenue and gross profit data for all periods include Investments division values which are not shown above.

Growth Strategy

ORGANIC GROWTH OPPORTUNITIES

Healthcare

- Increase sales of proprietary, high-margin portable nuclear imaging cameras through continued advances in hardware design and upgrades
- Extend and grow high-margin, post-warranty camera support contracts through increased sales efforts
- Increase camera utilization and customer density at all points of service thereby increasing overall revenue and gross margin
- Expand geographic footprint through new and innovative product and service offerings

Construction

- Increase KBS's modular manufacturing output by debottlenecking / expanding South Paris plant and fully re-opening Oxford plant
- Goal of reaching output capability of 750-1000 modular units per year; KBS's actual production in 2020 was ~ 280 modular units
- KBS and EBGL can expand presence in their markets by growing output and adding new products and services

Investments

- Three owned plants have separate credit facility, lowering the cost of capital, with proceeds used to grow Construction division
- The smallest plant is pending sale for $1.2 million; proceeds can be reinvested into organic growth efforts

DISCIPLINED ACQUISITION STRATEGY

Seeking attractive acquisition opportunities to:

- **Expand existing business divisions** through bolt-on acquisitions
- Create **new business divisions**

Fully Funded and Positioned for Growth

RECENTLY CLOSED SALE OF ASSETS FOR $20.14 MILLION

- Sold **DMS Health Technologies, Inc. business unit for $18.75 million;** transaction closed on March 31, 2021
  - Proceeds used to pay down debt

- **MD Office Solutions ("MDOS"),** a small regional operation in Northern California, **was sold on February 1, 2021, for $1.39 million**

- Net debt at 6/30/2021 decreased to $6.8 million from $20.4 million at 12/31/2020

- **Completed a $5.5 million public offering** in May 2020 to support working capital needs and fund growth in Construction division

PROCEEDS TO FUND ….

- **Growth** in the Construction division

- **Debt reduction**

- **Acquisitions**

- **Working capital** and,

- Other **general corporate expenses**

Our Acquisition Strategy

TARGETS: PUBLIC OR PRIVATE COMPANIES

- **Market cap of $5-50M** and more valuable inside our holding company structure

- **Existing assets, earnings, and cash flows** (no start-ups or venture capital-type situations)

- **High SG&A and public company costs** as a percentage of revenue that can be significantly reduced as part of Star Equity

- **Opportunities for improved operating and financial** performance

- **Bolt-ons** for existing platform businesses or **create new** divisions

- Businesses with **growth potential and strong operating management teams**

ACQUISITION SYNERGIES:

- Operating management teams freed up to **maximize operations and pursue growth opportunities**

- Sharing certain corporate functions will **reduce corporate overhead costs**

- **NOL at Star Equity level should offset US taxable income** generated by operating businesses

- **Lower cost of capital**

- **Better access to capital**

- **Better capital allocation**

Investment Highlights



- Diversified business lines with multiple revenue streams

- Healthcare business historically has provided stable cash flow

- Construction business has significant growth potential

- $78.2 million of revenue, $14.0 million of gross profit in 2020

- Platform for future bolt-on acquisitions & other growth opportunities

- Experienced management team with public company track record

Management Team

Star Equity Holdings

Corporate



JEFFREY EBERWEIN

EXECUTIVE CHAIRMAN

- Over 25 years of Wall Street experience; Founder and CEO of Lone Star Value Management
- Portfolio Manager at Soros Fund Management and Viking Global
- CEO of Hudson Global, Inc., a global recruitment company; extensive public company Board experience
- Holds an MBA from The Wharton School, and a BBA from The University of Texas



DAVID NOBLE

CHIEF OPERATING OFFICER & CHIEF FINANCIAL OFFICER

- Joined Digirad in late 2018 after 20+ years of Wall Street experience in investment banking and capital markets; Lived and worked in NY and Asia, with extensive business travel to LatAm and Europe, prior to transitioning to the corporate sector
- 8+ years at Lehman Brothers and 12+ years at HSBC as Head of Equity Capital Markets for the Americas (more than a decade)
- Holds an MBA in Finance from MIT's Sloan School of Management and a BA from Yale University

Operating Companies



MATTHEW MOLCHAN

CEO: DIGIRAD HEALTH, INC

- Joined Digirad in 2007 via the acquisition of Ultrascan, Inc.
- Previously held various executive positions in business development, finance and operations at Somera, Inc. and Equifax, Inc.
- Holds a BS in Economics from the US Air Force Academy and MBA in Finance from the University of Southern California



MATT MOSHER

GENERAL MANAGER: KBS BUILDERS, INC

- 14 years of senior management experience in a construction related field
- Holds Associate of Drafting Technology Degree from Northern Maine Community College



RON SCHUMACHER

EXECUTIVE CHAIRMAN: EDGEBUILDER, INC

- Joined EBGL in 2021 as Executive Chairman with 23 years of experience in the construction and lumber industries
- Formerly President & CEO of Consolidated Lumber Company, where he oversaw the integration of multiple bolt-on acquisitions
- Graduated from the Building Material Marketing and Management program at Minnesota West Community & Technical College





Appendix

Historical Financial Data: Statements of Operations * *($ in 000s)*



	Six Months Ended June 30,	
	2021	2020
Revenues:		
Healthcare	$ 28,177	$ 23,148
Construction	19,983	10,519
Investments	—	33
Total revenues	48,160	33,700
Cost of revenues:		
Healthcare	22,170	18,089
Construction	21,283	9,063
Investments	126	131
Total cost of revenues	43,579	27,283
Gross profit	4,581	6,417
Operating expenses:		
Selling, general and administrative	10,638	8,533
Amortization of intangible assets	868	1,135
Gain on sale of MD Office Solutions	(847)	—
Total operating expenses	10,659	9,668
Loss from operations	(6,078)	(3,251)
Other income :		
Other income, net	4,205	832
Interest expense, net	(472)	(699)
Total other income	3,733	133
Loss from continuing operations before income taxes	(2,345)	(3,118)
Income tax expense	(34)	(61)
Loss from continuing operations, net of tax	(2,379)	(3,179)
(Loss) income from discontinued operations, net of tax	5,955	(1,061)
Net (loss) income	3,576	(4,240)
Deemed dividend on Series A perpetual preferred stock	(958)	(968)
Net (loss) income attributable to common shareholders	$ 2,618	$ (5,208)
Net income (loss) per share—basic and diluted		
Net loss per share, continuing operations	$ (0.48)	$ (1.25)
Net (loss) income per share, discontinued operations	$ 1.20	$ (0.42)
Net (loss) income per share—basic and diluted	$ 0.72	$ (1.66)
Deemed dividend on Series A cumulative perpetual preferred stock per share	$ (0.19)	$ (0.38)
Net (loss) income per share, attributable to common shareholders—basic and diluted:	$ 0.53	$ (2.04)
Weighted-average shares outstanding—basic and diluted	4,978	2,547
Dividends declared per Series A redeemable preferred stock	$ 0.25	$ —
Net (loss) income	$ 3,576	$ (4,240)

* Unaudited

During the fourth quarter of 2020, Star Equity entered into a Stock Purchase Agreement to sell DMS Health, a portion of our healthcare business which operated the Company's Mobile Healthcare segment, for $18.75 million. The sale of DMS Health closed on March 31, 2021. Related financial and operational data for the Mobile Healthcare business were classified as discontinued operations for the reporting period ending December 31, 2020. The results presented here relate to continuing operations, which encompass Digirad Health (Diagnostic Services and Diagnostic Imaging), Star Modular Construction, and Star Investments and discontinued operations, which consists of Mobile Healthcare. Mobile Healthcare's assets and liabilities were reported as "Assets held for sale" and "Liabilities held for sale" on the balance sheet as of December 31, 2020.

Historical Financial Data – Balance Sheets * *($ in 000s)*



	June 30, 2021	December 31, 2020
Assets:		
Current assets:		
Cash and cash equivalents	$ 6,160	$ 3,225
Restricted cash	168	168
Accounts receivable, net	14,079	12,975
Inventories, net	12,020	9,787
Other current assets	2,700	2,025
Assets held for sale	—	20,756
Total current assets	35,127	48,936
Property and equipment, net	9,222	9,762
Operating lease right-of-use assets	3,147	1,769
Intangible assets, net	15,932	16,900
Goodwill	9,405	9,542
Other assets	2,553	1,384
Total assets	$ 75,386	$ 88,293
Liabilities, Mezzanine Equity and Stockholders' Equity:		
Current liabilities:		
Accounts payable	$ 5,104	$ 4,952
Accrued compensation	2,684	2,825
Accrued warranty	345	214
Deferred revenue	3,206	2,184
Short-term debt and current portion of long-term debt	13,113	18,362
Payable to related parties	—	2,307
Operating lease liabilities, current portion	1,044	1,011
Other current liabilities	2,665	3,000
Liabilities held for sale	—	7,871
Total current liabilities	28,161	42,726
Long-term debt, net of current portion	—	3,700
Deferred tax liabilities	85	51
Operating lease liabilities, net of current portion	2,155	828
Other liabilities	1,173	1,059
Total liabilities	31,574	48,364
Preferred stock, $0.0001 par value: 10,000,000 shares authorized: 10% Series A Cumulative Perpetual Preferred Stock, 8,000,000 shares authorized, liquidation preference ($10.00 per share), 1,915,637 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	21,979	21,500
Stockholders' equity:		
Preferred stock, $0.0001 par value: 25,000 shares authorized; Series C Participating Preferred stock, no shares issued or outstanding	—	—
Common stock, $0.0001 par value: 30,000,000 shares authorized; 5,073,654 and 4,798,367 shares issued and outstanding (net of treasury shares) at June 30, 2021 and December 31, 2020, respectively	—	—
Treasury stock, at cost; 258,849 shares at June 30, 2021 and December 31, 2020, respectively	(5,728)	(5,728)
Additional paid-in capital	148,971	149,143
Accumulated deficit	(121,410)	(124,986)
Total stockholders' equity	21,833	18,429
Total liabilities, mezzanine equity and stockholders' equity	$ 75,386	$ 88,293

* Unaudited

During the fourth quarter of 2020, Star Equity entered into a Stock Purchase Agreement to sell DMS Health, a portion of our healthcare business which operated the Company's Mobile Healthcare segment, for $18.75 million. The sale of DMS Health closed on March 31, 2021. Related financial and operational data for the Mobile Healthcare business were classified as discontinued operations for the reporting period ending December 31, 2020. The results presented here relate to continuing operations, which encompass Digirad Health (Diagnostic Services and Diagnostic Imaging), Star Modular Construction, and Star Investments and discontinued operations, which consists of Mobile Healthcare. Mobile Healthcare's assets and liabilities were reported as "Assets held for sale" and "Liabilities held for sale" on the balance sheet as of December 31, 2020.

Reconciliation of Net Income to Adjusted EBITDA * *($ in 000s)*



For The Six Months Ended June 30, 2021	Diagnostic Services	Diagnostic Imaging	Construction	Investments	Star Equity Corporate	Total
Net income (loss) from continuing operations	$ 1,673	$ 2,787	$ (4,225)	$ (129)	$ (2,485)	$ (2,379)
Depreciation and amortization	559	118	961	126	—	1,764
Interest expense	33	82	357	—	—	472
Income tax expense	—	34	—	—	—	34
EBITDA from continuing operations	2,265	3,021	(2,907)	(3)	(2,485)	(109)
Unrealized loss (gain) on equity securities [1]	—	—	303	—	(14)	289
Litigation costs [2]	—	—	—	—	125	125
Stock-based compensation	39	75	—	—	148	262
MDOS gain [3]	(847)	—	—	—	—	(847)
Tenant receivable [4]	—	—	323	—	—	323
Write off of software costs [5]	—	—	70	—	—	70
Financing cost [7]	—	76	103	—	—	179
COVID-19 Protection Equipment [8]	57	2	—	—	—	59
SBA PPP Loan forgiveness [9]	—	(2,959)	(1,220)	—	—	(4,179)
Non-GAAP adjusted EBITDA from continuing operations	$ 1,514	$ 215	$ (3,328)	$ (3)	$ (2,226)	$ (3,828)

For The Six Months Ended June 30, 2020	Diagnostic Services	Diagnostic Imaging	Construction	Investments	Star Equity Corporate	Total
Net (loss) income from continuing operations	$ (415)	$ 391	$ (1,343)	$ (200)	$ (1,612)	$ (3,179)
Depreciation and amortization	637	129	1,143	131	—	2,040
Interest expense	38	167	494	—	—	699
Income tax expense	12	47	2	—	—	61
EBITDA from continuing operations	272	734	296	(69)	(1,612)	(379)
Unrealized gain on equity securities [1]	—	—	—	—	20	20
Litigation costs [2]	—	—	—	—	179	179
Stock-based compensation	67	118	—	—	68	253
Transaction cost [6]	—	—	—	—	115	115
COVID-19 Protection Equipment [8]	—	29	—	—	—	29
Non-GAAP adjusted EBITDA from continuing operations	$ 339	$ 881	$ 296	$ (69)	$ (1,230)	$ 217

* Unaudited

(1) Reflects change in fair value of investments in equity securities.

(2) Reflects one time litigation costs.

(3) Reflects the gain from the sale of MDOS.

(4) Reflects one time write off in uncollectible tenant receivable.

(5) Reflects one time write off in software costs.

(6) Reflects legal and other costs related to the ATRM merger and holdings company conversion.

(7) Reflects financing costs from our credit facilities.

(8) Reflects purchases related to COVID-19 Protection Equipment.

(9) Reflects the forgiveness of the Paycheck Protection Program.

Supplemental Debt Information * *($ in 000s)*



	June 30, 2021		December 31, 2020	
	Amount	Weighted-Average Interest Rate	Amount	Weighted-Average Interest Rate
Revolving Credit Facility - Gerber KBS	$ 2,181	6.00%	$ 1,099	6.00%
Revolving Credit Facility - Gerber EBGL	2,493	6.00%	2,016	6.00%
Revolving Credit Facility - SNB	7,241	2.60%	12,710	2.64%
Total Short-term Revolving Credit Facility	$ 11,915	3.93%	$ 15,825	3.30%
Gerber - Star Term Loan	$ 1,198	6.25%	$ 262	6.75%
Premier - Term Loan	—	—%	419	5.75%
Total Short Term Debt	$ 1,198	6.25%	$ 681	6.13%
Short-term Paycheck Protection Program Notes	$ —	—%	$ 1,856	1.00%
Short-term debt and current portion of long-term debt	$ 13,113	4.15%	$ 18,362	3.17%
Gerber - Star Term Loan	$ —	—%	$ 1,058	6.75%
Premier - Term Loan	—	—%	321	5.75%
Total Long Term Debt	$ —	—%	$ 1,379	6.52%
Long-term Paycheck Protection Program Notes	$ —	—%	$ 2,321	1.00%
Long-term debt, net of current portion	$ —	—%	$ 3,700	3.06%
LSV Co-Invest I Promissory Note ("January Note")	$ —	—%	$ 709	12.00%
LSV Co-Invest I Promissory Note ("June Note")	—	—%	1,220	12.00%
LSVM Note	—	—%	378	12.00%
Total Notes Payable To Related Parties	$ —	—%	$ 2,307	12.00%
Total Debt	$ 13,113	4.15%	$ 24,369	3.99%

* Unaudited

Star Equity's U.S. Federal Tax NOL Carryforward

U.S. Federal Tax NOL as of 12/31/2020	$94.9M
U.S. Federal Tax Usable NOL as of 12/31/2020	$94.9M
U.S. Federal Statutory Tax Rate	21%
Potential Cash Taxes Saved	$19.9M
Shares Outstanding[1]	5.1M
Potential Value Per Share (0% disc rate):	$3.93

Notes

- Gradual expiration schedule between now and 2037[2]

- Star Equity's large NOL increases the ROI on internal investments and acquisitions in U.S. given Star Equity can shield U.S. taxable income

- On June 2, 2021, the Board adopted a tax benefit preservation plan in the form of a Section 382 Rights Agreement (the "382 Agreement"). The 382 Agreement is intended to diminish the risk that our ability to use our net operating loss carryforwards to reduce future federal income tax obligations may become substantially limited due to an "ownership change," as defined in Section 382 of the Internal Revenue Code. The Board authorized and declared a dividend distribution of one right for each outstanding share of common stock, par value $0.0001 per share, of the Company to stockholders of record as of the close of business on June 14, 2021. Each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Stock, par value $0.0001 per share, of the Company at an exercise price of $12.00 per one one-thousandth of a Preferred Share, subject to adjustment.

(1) Based on shares outstanding as of June 30, 2021.
(2) For losses incurred through December 31, 2017. NOLs generated after 2017 do not expire.

Capitalization Table



Fully Diluted Capital Structure as of June 30, 2021			
(in thousands except price per share)	**Shares**	**Price**	**Market Value**
Common Shares [1]	5,074	$ 3.10	$ 15,728
Warrants [2]	730	$ 0.85	$ 620
10% Series A Preferred [1]	1,916	$ 9.89	$ 18,946
Net Debt			$ 6,785
Enterprise Value			$ 42,079

[1] Based on 6/30/21 closing market price.
[2] In terms of share equivalents. Expire May 28, 2025. Strike price of $2.25 per share. Price is the difference between the 6/30/21 closing common stock price and the strike price.

Debt Schedule as of June 30, 2021		
($ in thousands)	**Amount**	**Rate**
Sub-Level Debt:		
Digirad Health	$ 7,241	2.60%
KBS	2,181	6.00%
EBGL	2,493	6.00%
Star Real Estate	1,198	6.25%
Corporate-Level Debt	-	-
Total Debt	13,113	4.15% [3]
Cash	(6,328)	
Net Debt	$ 6,785	

[3] Weighted average cost of debt.

Other Publicly-Traded Holding Companies

Small Cap:	Ticker	Market Cap[1]	Business Highlights
ALJ Regional Holdings Inc.	ALJJ	53	• Business process outsourcing services • Printing services • Finished home products manufacturing
Great Elm Group Inc.	GEG	63	• Durable medical equipment • Real estate • Investment management
Elah Holdings Inc.	ELLH	74	• Recently reorganized holding company • Co-sponsored by funds managed by 210 Capital and Goldman Sachs Asset Management
Crawford United Corp	CRAWA	119	• Aerospace manufacturing • Marketing technology • Metal, silicone, and hydraulic hoses • Air handling and energy efficient solutions
BBX Capital Corp	BBXIA	142	• Vacation ownership interests • Real estate • Chocolate and confectionary products
Ault Global Holdings Inc.	DPW	150	• Defense and aerospace • Financial services
SWK Holdings Corp	SWKH	253	• Financial services for life science companies, including royalty-related financing
HC2 Holdings Inc.	HCHC	294	• Structural and steel construction services • Engineering and underwater services • Compressed natural gas retail services
Steel Partners Holdings LP[2],[3]	SPLP	624	• Diversified industrial manufacturing • Oil drilling and production services • Financial services
Boston Omaha Corp[3]	BOMN	1,057	• Insurance services • Outdoor advertising services
B. Riley Financial Inc.	RILY	1,808	• Financial services • Internet access and related subscription services • Telecom and VOIP services
Compass Diversified Holdings	CODI	1,848	• Consumer goods manufacturing • Environmental services

(1) Based on Bloomberg data as of 8/31/21 - $ in millions.
(2) SPLP is a publicly-traded partnership as opposed to a C-corp structure.
(3) Incentive fees paid to management teams.

Contact Us





Jeff Eberwein

Executive Chairman

David Noble

COO/CFO

admin@starequity.com



Investor Relations

Lena Cati

The Equity Group Inc.

Vice President

212-836-9611 / lcati@equityny.com

Star Equity Holdings

September 2021

A Diversified Holding Company with a Private Equity Strategy

Investment Highlights

Common Stock: (*Nasdaq: STRR)*
5.1 million shares as of 6/30/21

Series A Preferred Stock: (*Nasdaq: STRRP)*
1.92 million shares as of 6/30/21
10% annual cash dividend

- Business divisions are operated by local management; corporate HQ functions like a PE firm
- Recently closed sale of non-continuing healthcare businesses for over $20 million
- Current growth plans now fully funded
- Tax-efficient Series A 10% Preferred Stock (non-convertible) issued Sept. 2019 in an acquisition

FY 2020 Financial Summary (vs. FY 2019) [1]

$78.2M
Revenue
+7.2%

$14.0M
Gross Profit
-18.5%

-$0.6M
Adjusted EBITDA[2]
vs $3.6M

$94.9M NOL [3]
@ 12/31/2020

(1) During the fourth quarter of 2020, Star Equity entered into a Stock Purchase Agreement to sell DMS Health Technologies, Inc. ("DMS Health"), a portion of our healthcare business which operated the Company's Mobile Healthcare segment, for $18.75 million. The sale of DMS Health closed on March 31, 2021. Related financial and operational data for the Mobile Healthcare business were classified as discontinued operations for all reporting periods ending of December 31, 2020 and 2019. The results presented here relate to continuing operations, which encompass Digirad Health (Diagnostic Services and Diagnostic Imaging), Star Modular Construction, and Star Investments and discontinued operations, which consists of Mobile Healthcare. Mobile Healthcare's assets and liabilities are reported as "Assets held for sale" and "Liabilities held for sale" on the balance sheet as of December 31, 2020 and 2019.
(2) This presentation presents non-GAAP financial measures. Reconciliations for these measures can be found in the Company's investor presentation filed as an 8-K on 9/3/21.
(3) Net operating loss carryforward can be generally used to offset US taxable income.

Star Equity currently has three divisions:


Digirad

HEALTHCARE



CONSTRUCTION


KBS

INVESTMENTS

Diagnostic Imaging

Across the USA

Designs, manufactures, and sells proprietary mobile imaging cameras for hospitals and physicians

Services existing installed base

Diagnostic Services

Across the USA

Offers mobile imaging services to medical providers in their facilities

KBS

Maine/New England

Designs and manufactures modular housing units

Designs and manufactures wall panels

Commercial and residential projects

EBGL

Minneapolis-area

Designs and manufactures wall panels and engineered wood products

Distributes building materials and operates a professional lumber yard and showroom

Commercial and residential projects

Real Estate

Owns, manages, and finances real estate assets of Star Equity's operating companies

Investments

Strategic investments in potential acquisition targets or JVs for Star Equity

Differentiated Corporate Strategy and Structure



CURRENT OPERATING BUSINESSES

Healthcare

Construction

(bolt-on acquisitions to expand existing divisions)

FUTURE OPERATING BUSINESSES

Future Acquisition 1

Future Acquisition 2

Future Acquisition 3

(future acquisitions to create new business divisions)

OPERATING CEOs

- Manage Operating Businesses
- Develop Organic Growth Opportunities
- Pursue Bolt-on Acquisitions

Star Equity's Management

Executive Chairman (Jeff Eberwein)
COO/CFO (David Noble)
Finance, Accounting, Legal Personnel

- Capital Allocation
- Strategic Leadership
- Assist Operating Management Teams
- Restructurings & Turnarounds
- Mergers, Acquisitions, & Dispositions
- Bank Relationships
- Capital Markets
- Investor Relations
- Financial Reporting, FP&A
- Manage Investments Division

Investments

Similar to Private Equity with Key Distinctions

1 Looking for accretive bolt-ons and/or new verticals

2 Willing and able to pursue both public and private acquisition targets

3 Flexible deal structuring: able to use mix of cash, debt, common, preferred

4 Open-ended investment time horizon allows for flexible holding periods

5 Long-term relationship/ partnership mentality rather than transactional

6 Investment partners —Star Equity shareholders — do not pay any fees and have instant liquidity

Contacts

Star Equity Holdings
Jeffrey E. Eberwein, Executive Chairman
admin@starequity.com

Investor Relations
Lena Cati, The Equity Group Inc.
212-836-9611 / lcati@equityny.com

Fully Funded and Positioned for Growth

Recently closed sale of assets for $20.14 million

- Sold **DMS Health Technologies, Inc. business unit for $18.75 million;** transaction closed on March 31, 2021; proceeds used to pay down debt
- **MD Office Solutions ("MDOS"),** a small regional operation in Northern California, **was sold on February 1, 2021, for $1.39 million**
- Net debt at 6/30/2021 decreased to $6.8 million from $20.4 million at 12/31/2020
- **Completed a $5.5 million public offering** in May 2020 to support working capital needs, to fund growth in Construction division

Organic Growth Opportunities

Healthcare

- Increase sales of proprietary, high-margin portable nuclear imaging cameras through continued advances in hardware design and upgrades
- Extend and grow high-margin, post-warranty camera support contracts through increased sales efforts
- Increase camera utilization and customer density at all points of service thereby increasing overall revenue and gross margin
- Expand geographic footprint through new and innovative product and service offerings

Construction

- Increase KBS's modular manufacturing output by debottlenecking / expanding South Paris plant and fully re-opening Oxford plant
- Goal of reaching output capability of 750-1000 modular units per year; KBS's actual production in 2020 was ~ 280 modular units
- KBS and EBGL can expand presence in their markets by growing output and adding new products and services

Investments

- Three owned plants have separate credit facility, lowering the cost of capital, with proceeds used to grow Construction division
- The smallest plant is pending sale for $1.2 million; proceeds can be reinvested into organic growth efforts

Disciplined Acquisition Strategy

Seeking attractive acquisition opportunities to:
- **Expand existing business divisions** through bolt-on acquisitions
- Create **new business divisions**